UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING COOPERATION AGREEMENT WITH RUSSIA’S ECONOMIC
DEVELOPMENT MINISTRY

Moscow, Russia  –  October 12, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports signing an agreement with the
Russian Federation’s Economic Development Ministry for cooperation aimed at support and development of the Group’s external economic operations.
Within this agreement’s framework, the Economic Development Ministry will lend its support to Mechel OAO in preparing and holding events promoting the company’s interests in the areas of coal industry, ferrous metallurgy and energy. It will also offer the company’s representatives the chance to participate in events organized by the ministry and in the work of inter-governmental commissions on trade, economic, scientific and technical ties between the Russian Federation and foreign states.  In addition, the Economic
Development Ministry will aid the company in including its issues on the agendas of meetings between the minister and his deputies and their foreign counterparts.
The agreement was signed by the Russian Federation’s Economic Development
Minister Andrei Belousov and Mechel OAO’s Chief Executive Officer Yevgeny
Mikhel. The agreement is valid for three years and will be extended automatically.
“This cooperation agreement with Russia’s Economic Development Ministry is an example of our state’s timely and thoughtful approach in helping Russian companies that have external economic operations in implementing their projects.
With such an approach, all the steps undertaken both by the company and the ministry and trade representatives are aimed at reaching practical results that will benefit Russian business and the state as a whole,” Mechel OAO’s Chief
Executive Officer Yevgeny Mikhel noted.
***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 12, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO